Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
CSC Holdings, Inc.:

We consent to the use of our reports with respect to the consolidated financial statements and related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in this registration statement.

Our report dated March 16, 2005, except for Note 23, which is as of June 3, 2005, refers to the adoption of the provisions of Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, in the year ended December 31, 2003.

/s/ KPMG LLP

Melville, New York
June 3, 2005